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Women-ledMinority-owned
The Heritage Club

Legal Cannabis Business

116 Cambridge St
Boston, MA 02129
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THE PITCH
The Heritage Club is seeking investment to renovate and open a location.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR MISSION

Our mission is to create a recognizable and trusted brand, built by providing a diverse and quality product offering.

The Heritage Club aims to create a streamlined retail experience in-person and online.
Ultimately, we hope to leverage the work we do and use it to enhance the surrounding community.
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INVESTOR DECK
PROPOSED LOCATION: 116 CAMBRIDGE STREET

Heritage Club's proposed site was chosen since it meets the requirements in terms of Zoning, Security, Parking. The building is located towards the back of the lot and is in a convenient and easily accessible location.

Zoned: Commercial
Walkability; Very Close to Transit
Dedicated Customer Parking
Standalone Building for Increased Security
Ample waiting room to minimize queue
Spacious back of house space
THE TEAM
Nike John
Owner

Nike was born & raised in Boston. She currently lives in Dorchester. She is the daughter of a first- generation immigrant.

In 2015, Nike graduated from Northeastern University's D'Amore McKim School of Business with a degree in Finance and a minor in Psychology

She is the Broker and owner of Vibe Residential, a Boston based real estate firm.

PRESS
With Heritage Club cannabis business, Nike John looks to create home ownership opportunities

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SEPTEMBER 2019
Incorporated

Founded Heritage Club

OCTOBER 2019
Applied

Social Equity Program

AUGUST 2020
Applied

For license with the City of Boston

SEPTEMBER 2020
Submitted

Application to the Boston Inspectional Services Department

JUNE 2021
Submitted

ZBA Hear

SEPTEMBER 2021
Granted

Provisional License

NOVEMBER- DECEMBER 2021
Build Out
JANUARY 2022
Final License
FEBRUARY 2022
Open Doors
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MASSACHUSETTS INDUSTRY OUTLOOK

Recreational Marijuana Sales in the State this year already have exceeded last years total and are projected to double between 2021-25.

$445M in sales in 2019.
As of August 9,2021, a total of 328 licenses were issued.
A total of 2.6 Billion in sales are expected by 2025.
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WHY HERITAGE?

Boston Owned and Operated: The Heritage Club is for the 617 and by the 617. Most importantly, we are local residents who will be onsite running the day to day operations ourselves.

Diversity & Inclusion: The Heritage Club is Social Equity and Boston Equity Certified. We are committed to furthering the opportunity by continuing to prioritize diversity & inclusion in our company credo and specific initiatives highlighted in this presentation.
Community Focused: First and foremost, the Heritage Club wants to give back and honor our roots. We take pride in where we are from and show this by including our Boston family in our plans. We are focused on creating a measurable impact and leaving a legacy we are proud of.
People Driven Mission: In an industry where the focus tends to be anything green, Heritage sees the people as the most important thing. The people are our Heritage team, the local community we are a part of, and the people who have come before and after us.
Educational Offerings: The Heritage Club will provide educational opportunities at every level of the client experience. Our staff will be prepared with pertinent product information for customers. The Heritage website and store will also feature informational guides and compliant videos. An introductory info sheet included in every client's first purchase
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POSITIVE IMPACT PLAN

We will be giving back via our hiring, mentorship, and community investments.

Lost Village Community Trust: We pledge to donate 3% of our annual net profits to the Lost Village. A board made up of Lost Village residents and Heritage leaders will be created to determine the allocation of annual funds.

We will establish a resident advisory council that will meet quarterly. The group will share community feedback and ensure that the funds are used to best serve the community. The group will be made up of 4 to 7 members, including 1 seat for a Heritage executive. The goal is that at least half of the committee be made up of Lost Village residents.

The Boston Heritage Fund: We will launch a home buying assistance program.The focus of the fund is to help affected communities begin to build wealth. By leveraging our previous real estate experience, we will host financial planning and home buying seminars.

The Heritage Club pledges to cover the closing costs for 10 qualifying residents per year, up to a total of $150,000/year.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Build Out $18,800

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$15,113,790	$22,693,654	$23,828,337	$25,019,754	$25,019,754
Cost of Goods Sold	$7,500,000	$11,300,000	$14,783,000	$17,784,000	$19,231,000
Gross Profit	$7,613,790	$11,393,654	$9,045,337	$7,235,754	$5,788,754

EXPENSES

Rent	$792,000	$747,000	$784,000	$823,000	$823,000
Utilities	$18,000	$18,450	$18,911	$19,383	$19,867
Salaries	$1,000,000	$1,501,519	$1,576,594	$1,655,423	$1,655,423
Insurance	$35,000	$35,875	$36,771	$37,690	$38,632
Repairs & Maintenance	$18,000	$18,450	$18,911	$19,383	$19,867
Legal & Professional Fees	$12,000	$12,300	$12,607	$12,922	$13,245
Closing cost assistance program	$150,000	$150,000	$150,000	$150,000	$150,000
Operating Profit	$5,588,790	$8,910,060	$6,447,543	$4,517,953	$3,068,720

This information is provided by The Heritage Club. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $20,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends September 30, 2021

Summary of Terms

Legal Business Name The Heritage Club LLC

Investment Structure Revenue Sharing Note

Investment Multiple 2×

Business's Revenue Share 0.1%-1.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2026

Financial Condition

Historical milestones

The Heritage Club has achieved the following milestones:

Secured a location in Boston, MA.

Been designated by the State of MA and City of Boston as an Equity Applicant.

Received one of 52 retail Licenses from the City of Boston to operate an Adult Use Cannabis Retail Establishment.

Received a Provisional License from the MA State Cannabis Control Commission (CCC).

Forecasted milestones

The Heritage Club forecasts the following milestones:

Hire for the following positions by January 2022: General Manager, Chief of Operations, Assistant Manager.

Receive a Final License from the CCC by February 2022.

Achieve 15,000,0000 revenue per year by 2022.

Achieve 20,000,0000 revenue per year by 2023.

No operating history

The Heritage Club was established in August 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

The Heritage Club currently does not have any debt, but plans to raise 1,000,000 to 1,500,0000 via debt and will be senior to any investment raised on Mainvest.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Heritage Club to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Heritage Club operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Heritage Club competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Heritage Club's core business or the inability to compete successfully against the with other competitors could negatively affect The Heritage Club's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Heritage Club's management or vote on and/or influence any managerial decisions regarding The Heritage Club. Furthermore, if the founders or other key personnel of The Heritage Club were to leave The Heritage Club or become unable to work, The Heritage Club (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which

The Heritage Club and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Heritage Club is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Heritage Club might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Heritage Club is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Heritage Club

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Heritage Club's financial performance or ability to continue to operate. In the event The Heritage Club ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Heritage Club nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Heritage Club will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Heritage Club is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Heritage Club will carry some insurance, The Heritage Club may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Heritage Club could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Heritage Club's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Heritage Club's management will coincide: you both want The Heritage Club to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Heritage Club to act conservative to make sure they are best equipped to repay the Note obligations, while The Heritage Club might prefer to spend

aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Heritage Club needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Heritage Club or management), which is responsible for monitoring The Heritage Club's compliance with the law. The Heritage Club will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Heritage Club is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Heritage Club fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Heritage Club, and the revenue of The Heritage Club can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Heritage Club to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

The Heritage Club is a newly established entity and has no history for prospective investors to consider.

This information is provided by The Heritage Club. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

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